EXHIBIT 8.1.1.

SHARE EXCHANGE AND COOPERATION AGREEMENT

THIS SHARE EXCHANGE AND COOPERATION AGREEMENT (this “Agreement”) is entered into as of February 22, 2006, between Product Benefits Systems Corporation, Inc., a Delaware corporation (“PBS”), and Morgan Beaumont, Inc., a Nevada corporation (“MBI”), with reference to the following.

R E C I T A L S

A.           PBS and MBI have entered into a binding letter of intent dated February 21, 2006 (the “Letter”) concerning the exchange of stock between the parties.

B.           PBS and MBI are also parties to that certain Sales Referral Agreement dated January 26, 2006 (the “Services Agreement”). The Services Agreement is a separate agreement which the parties desire to retain without modification by this Agreement.

A G R E E M E N T

NOW, THEREFORE, in consideration of the foregoing premises, the provisions set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows.

1.            Share Exchange. Subject to the terms and conditions of this Agreement, MBI and PBS shall exchange shares of their common stock as follows:

(a)           Shares from MBI. MBI shall issue to and deliver to PBS or its assigns, One Hundred Fifty Thousand (150,000) shares of MBI’s restricted common stock (the “MBI Shares”) issued in the name of Product Benefits Services, Inc., or its assigns.

(b)           Shares from PBS. PBS shall issue to and deliver to MBI, Seven Hundred Thousand (700,000) shares of PBS’ restricted common stock (the “PBS Shares”) issued in the name of Morgan Beaumont, Inc.

2.	Cooperative Services.

(a)           Assistance. MBI shall provide PBS with the following assistance to support PBS in its business:

(i)          MBI shall provide PBS with an office at MBI’s Bradenton, Florida facility and supply support by way of access to phone fax, computer and Internet and provide certain administrative support.

(ii)         MBI shall locate and maintain PBS’ servers and related electronics at MBI’s Bradenton, Florida facility.

(iii)        MBI shall hire or designate a MBI employee in sales to work with Joe Reaiche exclusively on MBI and PBS projects associated with fees generated for MBI’s products to be delivered to PBS customers who sign up on the MaxUM Plan.

(iv)        MBI shall make available marketing and administrative support to Joe Reaiche and PBS to:

(A)	Assist in developing marketing material;
(B)	Assist in conducting research;

(C)        Assist in the designing and development of a web site for PBS;

(D)       Engage accountants on PBS’ behalf to file tax returns and to bring PBS current on relevant corporate or governmental filings;

(E)        Engage corporate attorneys on PBS’ behalf to qualify PBS to do business in Florida;

(F)	Assist PBS in establishing a Board of Directors for PBS;

(G)       Assist and consult with PBS in setting up a compensation plan for PBS officers and directors; and

(H)       Assist PBS in establishing its accounting department and in preparation of PBS’ contract in conjunction and reliance PBS’ professional services.

(v)         PBS shall pay to MBI a monthly fee of $1.75 for each customer known as “lives” that relate to the MaxUM Plan. A separate fee will be established by both PBS and MBI in a written agreement regarding customers/ clients who need “Electronic Benefits Adjudication” (EBA”) for specific markets called Third Party Administrators (TPA’s).

(vi)        Stock Options. For each $125,000 in net profit fees generated for MBI from the sale of PBS products and services, excluding MBI’s core products such as Debit Cards and associated fees from MBI’s SIRE network, PBS shall receive One Hundred Thousand (100,000) options to purchase MBI’s common stock. The exercise price for the options shall be the average daily closing price of the MBI’s stock for the applicable MBI fiscal quarter.

3.            Closing. The Closing (the “Closing”) shall take place on or before 5:00 p.m. (EST) on March 31, 2006 (the “Closing Date”) or upon such later date as agreed to be PBS and MBI.

4.            Conditions to Closing. The Closing is subject to any condition upon the occurrence of the following:

(a)      Due Diligence. MBI shall not be required to close the exchange and cooperation until MBI is satisfied, in its sole and absolute discretion, with the results of its due diligence and its analysis of the PBS.

(b)           Board of Directors Approval. MBI shall not be required to close the exchange and cooperation until it has received approval to this Agreement by its Board of Directors.

(c)          Tax Matters. MBI shall not be required to close the exchange and cooperation until PBS has or shall by March 31st 2006 duly filed all federal, state, county and local tax returns required to be filed on behalf of its business, including those with respect to income, withholding, Social Security, unemployment, franchise, excise, sales and use taxes, and has paid in full all taxes, interest, penalties, assessments or deficiencies shown to be due on such returns and reports or claimed to be due on such tax returns and reports. No claims for additional taxes are pending or, to the knowledge of PBS, threatened with respect thereto which would affect PBS.

5.            Access to Premises and Records. In order for MBI or its agents to conduct due diligence, within twenty (20) business days of MBI’s request, PBS shall grant MBI, its attorneys, accountants, consultants and partners full and complete access to all books, records and documentation related to the Assets and its business and all furniture, fixtures and equipment included with the purchase of the Assets. Within three (3) business days after execution of this Agreement, PBS shall provide MBI with copies of all corporate and material documents, including the following to the extent in PBS’ possession: a description and any documentation that further describes all of PBS’ real and personal property, including without limitation, its patents, its application for patents, sales agreements, distribution agreements, employment contracts, notes and intellectual property (e.g. trade names, service marks, patents, etc.) (collectively, the “Due Diligence Materials”).

6.            Representations and Warranties of PBS. PBS represents, warrants and covenants to MBI that the following statements are true, complete and not misleading.

(a)        Organization, Existence and Authority. PBS is a duly incorporated Sub S corporation, validly existing and in good standing under the laws of the State of Delaware. PBS has the requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. PBS is authorized to issue 9,950,000 shares of common stock under its Articles of Incorporation. PBS and Joe Reaiche are aware that the issuance of stock to MBI will terminate PBS’ subchapter S corporation status.

(b)        Sole Officer, Director and Shareholder. Joe Reaiche is the sole officer, director and shareholder of PBS.

(c)          Due Execution and Delivery; Binding Obligations. This Agreement has been duly executed and delivered by PBS. This Agreement constitutes a legal, valid and binding agreement of PBS and MBI, enforceable against PBS and MBI in accordance with its terms.

(d)          Doing Business in Florida. PBS has or shall file to do business with the State of Florida within twenty (20) business days of this Agreement.

(e)         Current Debts. PBS acknowledges that it owes an obligation to pay a $3,500,000 note to be paid out of royalties for the exclusive license to the founders of the software. An ongoing royalty payment is to be paid to the software founders once the note is satisfied.

(f)        No Conflict or Violation. Neither the execution and delivery of this Agreement by PBS nor the consummation of the transactions contemplated hereby, will result in (i) a violation of, or a conflict with, the charter documents of PBS or any shareholders’ agreement or similar agreement or understanding to which PBS or Joe Reaiche is bound, (ii) a violation by PBS of any applicable law, statute, code, ordinance, rule, regulation or order, whether federal, state, local or other (individually, a “Law” and collectively, “Laws”), (iii) a violation by PBS, of any order, judgment, writ, injunction, decree or award to which PBS or MBI are a party or to which PBS are otherwise subject, (iv) an imposition of an encumbrance on any of the Assets, (v) a violation of a conflict with, a breach or termination of, constitute a default under or give rise to a right to terminate, amend, cancel or accelerate (or an event which, with notice or lapse of time or both, would constitute the same) any agreement, license, commitment, note, bond, deed of trust, indenture, lease, mortgage or other instrument to which PBS or Joe Reaiche is a party or by which any of their properties or assets is bound, or (vi) conflict with, or breach or violation of any terms, conditions, representations, warranties or obligations made by PBS or Joe Reaiche to any third party.

(g)        Consents and Approvals. No consent, permit, approval or authorization of, or declaration, filing, application, transfer or registration with, any governmental or regulatory authority, or any other person or entity is required to be made or obtained by PBS by virtue of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or to avoid any contract by which the stock is bound or affected or the creation of an encumbrance of stock.

(h)         No Actions or Proceedings; Compliance with Laws. There are no pending or, to the knowledge of PBS threatened actions, claims, lawsuits, proceedings, arbitrations, mediations or other disputes (collectively, “Actions”), whether private or public, affecting or which could reasonably be expected to affect the enforceability of this Agreement or the ability of PBS to consummate the transactions contemplated by this Agreement. PBS has not received a notice from, or otherwise been advised that, any governmental authority or other person is claiming any violation or potential violation of any Law that would affect this Agreement.

(i)         Continuity of Operations. PBS shall continue as a going concern, preserve its corporate existence, pay its debts and obligations as they become due and not take or permit any action which would or could impair its ability to fulfill its obligations hereunder.

(j)         Compliance Laws. PBS has at all times, to the best of PBS’ knowledge, owned and operated the business, and otherwise carried on and conducted its business, in material compliance with all federal, foreign, state and local laws, ordinances, rules and regulations (including, but not limited to, all laws, ordinances, rules and regulations relating to health, safety and labeling of products; health and safety; equal employment opportunities; environmental, wages and hours of employment; pricing; and sales and distribution of products). To the best of PBS’ knowledge, PBS has not violated any copyright or trademark.

(k)          Licenses, Permits and Orders. To the knowledge of PBS, all such qualifications, registrations, filings, approvals, authorizations, consents, licenses, orders and other permits of all governmental agencies, whether federal, state, or local, constitute the only approvals, authorizations, consents, licenses, orders and permits which PBS is required to own and operate its business.

(l)         Disclosure and Reliance. PBS has disclosed to MBI all facts material to the transactions contemplated in this Agreement. None of the information, documents, certificates or instruments furnished or to be furnished by PBS, or any of their representatives, to MBI or any of its representatives in connection with this Agreement or otherwise in connection with the transactions contemplated hereby are false or misleading in any material respect or contain any material misstatement of fact or omit to state any material facts required to be stated to make the statements therein not misleading in light of the circumstances under which made. To the extent that any portion of the representations and warranties made herein were made to PBS knowledge, each such party represents that they have made due and reasonable inquiry with respect thereto.

7.            Representations and Warranties of MBI. MBI represents and warrants to PBS that the following statements are true, complete and not misleading:

(a)        Organization, Existence and Authority. MBI has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by MBI of this Agreement have been duly authorized by all necessary action on MBI’s part.

(b)       Due Execution and Delivery; Binding Obligations. This Agreement has been duly executed and delivered by MBI. This Agreement constitutes the legal, valid and binding obligation of MBI, enforceable against MBI in accordance with its terms.

(c)       No Conflict or Violation. Neither the execution and delivery of this Agreement by MBI, nor the consummation of the transactions contemplated hereby, will result in (i) a violation of, or a conflict with the charter documents of MBI or any shareholders’ or similar agreement or understandings to which MBI is bound, (ii) a violation by MBI of any applicable Law, or (iii) a violation by MBI of any order, judgment, writ, injunction decree or award to which MBI is a party.

(d)        Consents and Approvals. No consent, permit, approval or authorization of, or declaration, filing, application, transfer or registration with, any governmental or regulatory authority, or any other person or entity is required to be made or obtained by

MBI by virtue of its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

(e)         No Actions or Proceedings. There are no pending, or to MBI’s knowledge, threatened actions affecting MBI which could reasonably be expected to affect the enforceability of this Agreement or MBI’s ability to consummate the transactions contemplated by this Agreement.

(f)           Stock of MBI. The shares of MBI’s common stock to be issued to PBS pursuant to this Agreement shall be fully paid and non-assessable.

7.            Scope of Agreement. This Agreement relates only to the matters discussed herein. MBI and PBS are also party to the Services Agreement, which is not intended to be modified or amended by this Agreement.

8.            Indemnification. The parties shall and hereby do indemnify, defend and hold harmless the other and each of the others officers, directors, employees, consultants, advisors, lawyers, accountants, successors and assigns for, from and against any and all claims, actions, causes of action, demands, judgments, damages and liability, of every kind and nature, including attorneys fees and costs, stemming from or relating to any violation of any representation, warranty or covenant or the terms of this Agreement.

9.            Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. MBI may assign this Agreement to an entity with which it becomes merged or otherwise affiliated and such entity may be added to or may replace MBI at MBI’s discretion upon notice to PBS.

10.          Successors and Assigns. Each of the terms, provisions, and obligations of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties and their respective legal representatives, successors and permitted assigns.

11.          Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto and any other written agreement referred to herein or executed in connection herewith, set forth the entire agreement between the parties with regard to the subject matter hereof.

12.          Severability. Each provision of this Agreement is intended to be severable. If any provision of this Agreement shall be judicially declared to be invalid, unenforceable, void or voidable, such decision will not have the effect of invalidating, voiding or rendering voidable the remainder of this Agreement and the remainder of this Agreement will have the same force and effect as if such provision had never been included.

13.          Counterparts. This Agreement may be executed in person or by facsimile in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement.

14.          Survival. The representations, warranties and agreements in this Agreement shall survive any cancellation, termination, rescission or expiration of this Agreement.

15.          Notices. All notices, requests, demands and other communications made under this Agreement shall be in writing, correctly addressed to the recipient at the addresses set forth on the signature page hereto and shall be deemed to have been duly given (i) upon delivery, if served personally on the party to whom notice is to be given, (ii) upon transmittal, if sent by facsimile during the recipient’s normal business hours and receipt is confirmed; (iii) at the beginning of the next business day if sent by facsimile outside the recipient’s normal business hours and receipt is confirmed, or (iv) on the date or receipt, refusal or non-delivery indicated on the receipt if mailed to the party to whom notice is to be given by first class mail, registered or certified, postage prepaid, or by air courier.

16.         Waiver of Compliance. Except as otherwise provided in this Agreement, any breach by a party may only be waived by the other party in a written instrument signed by the waiving party. Such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other breach.

17.          Governing Law. The validity, construction and performance of this Agreement, and any action arising out of or relating to this Agreement shall be governed by the laws of the State of Florida and venue shall lie in Sarasota County.

18.          Attorneys’ Fees. If any arbitration, litigation, action, suit or other proceedings is instituted to remedy, prevent or obtain relief from a breach of this Agreement, in relation to a breach of this Agreement or pertaining to a declaration of rights under this Agreement, the prevailing party will recover all such party’s attorneys’ fees incurred in each and every such action, suit or other proceeding, including any and all appeals or petitioner therefrom.

19.          Waiver of Jury Trial. To the extent permitted by law, in the event of a dispute between the parties, hereby elect to have a judge rather than a jury resolves any future disputes and hereby waive a trial by jury of any and all issues arising in any action or proceeding relating to this Agreement or to their employment relationship. However, for additional clarity, the following is a list of some of the types of claims included in this Waiver of Jury Trial: all claims in tort (for negligent or intentional acts), in contract (whether verbal or written), by statute, for constitutional violation, for wrongful discharge, discrimination, harassment, retaliation, or claims of personal injury, for compensatory, punitive, or other damages, expenses, reimbursements, or costs of any kind, including but not limited to, any and all claims, demands, rights, and/or causes of action arising out of their relationship from the beginning of time until the end of time. The Parties understand that the right to a trial by jury is a constitutional right and that this election to have a judge determine any claim, rather than a jury, is a voluntary choice.

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first set forth above.

“MBI”:		“PBS”:
MORGAN BEAUMONT, INC., a Nevada corporation		PRODUCT BENEFIT SERVICES, INC. a Delaware corporation
By:	/s/ Clifford Wildes	By:	/s/ Joe Reaiche
	Clifford Wildes, CEO		Joe Reaiche, CEO